51-102F3
 MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company”)
900 – 570 Granville Street
 Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
October 12, 2017
Item 3   News Release
The news release was disseminated on October 12, 2017 through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company announced that it intends to increase the size of its private placement financing.  The Company previously disclosed that it would issue up to 2,500,000 common shares (each, a “Share”) for gross proceeds of up to $1,000,000.  The Company today announces that it has increased the number of Shares to be issued, such that it may issue up to 3,171,000  Shares at a price of $0.41 per Share for gross proceeds of up to $1,300,000 (the “Offering”) to accommodate subscriptions from existing shareholders participating in the Offering.
Item 5   Full Description of Material Change
5.1           Full Description of Material Change
A full description of the material change is described in Item 4 above and in the attached News Release which has been filed on SEDAR.
5.2          Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:            Lee Buckler, CEO and President
Telephone:       604.248.8693
Item 9   Date of Report
October 12, 2017

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR
 DISSEMINATION IN THE UNITED STATES
REPLICEL LIFE SCIENCES INC. ANNOUNCES INCREASE IN NON-BROKERED PRIVATE PLACEMENT
VANCOUVER, BC – October 12, 2017 – RepliCel Life Sciences Inc. (“RepliCel” or the “Company”) (OTCQB: REPCF) (TSXV: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, announces that, further to its News Release of October 10, 2017, it is increasing the size of its private placement financing.  The Company previously disclosed that it would issue up to 2,500,000 common shares (each, a “Share”) for gross proceeds of up to $1,000,000.  The Company today announces that it has increased the number of Shares to be issued, such that it may issue up to 3,171,000  Shares at a price of $0.41 per Share for gross proceeds of up to $1,300,000 (the “Offering”) to accommodate subscriptions from existing shareholders participating in the Offering.
All securities issued pursuant to the Offering will be subject to a statutory hold period expiring four months and one day after closing of the Offering. Completion of the Offering is subject to receipt of all regulatory approvals, including approval of the TSX Venture Exchange.
Proceeds of the Offering are anticipated to be used for general working capital and funding ongoing programs including device development as the Company finalizes key partnership agreements currently in negotiation.
None of the securities issued in connection with the Offering will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.
About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal healing and function. The Company’s product pipeline is comprised of two ongoing clinical trials (RCT-01: tendon repair and RCS-01: skin rejuvenation) as well as its RCH-01: hair restoration product under exclusive license by Shiseido Company for certain Asian countries.
All product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles. The Company has also developed a proprietary injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.
For more information, please contact:
CONTACT:
Lee Buckler, CEO and President
Telephone: 604-248-8693 / info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
Forward-Looking Statements
This news release contains forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel, such as statements that RepliCel intends to undertake a private placement financing and the anticipated use of proceeds. There are numerous risks and uncertainties that could cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) the inability of RepliCel to complete the private placement at all or on the terms announced; or (iii) the TSX Venture Exchange not approving the private placement. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.